

Mike Horn · 2nd

25+ years as owner/operator: business development,
market research, sales programs, and mergers &
acquisitions.

Denver Metropolitan Area · 500+ connections · **Contact info**

Towson University

Featured

Product Portfolio
blog.gogsd.com

Photos of (most) of the products that I have led the
development of in my career.



GSD Intro March 2019.pdf

New Intro Deck

Experience



Chief Strategy Officer

Cubles · Full-time

Jul 2020 – Present · 3 mos

Denver, Colorado, United States

Bringing my career in pop culture merchandise to
patented take on papercraft.



Partner--Research and Client Support Ope

National Security Capital Advisors, LLC. · Full-time

Mar 2020 – Present · 7 mos

Denver Metropolitan Area

National Security Capital Advisors, LLC. Provides
Growth Equity and Debt capital raise, Private Equi
management buy-outs, and strategic growth cons
expand their presence or prepare for sale predom



Co-Founder

Paladins.Agency · Self-employed

2020 – Present · less than a year

Denver Metropolitan Area

Leveled Up Rewards for Interactive Content.



Paladins.Agency

Co-Founder

Mountain Troll LLC · Self-employed

Oct 2019 – Present · 1 yr

Arvada, CO, United States



Advisor

Golden Strategic Development LLC

Jan 2019 – Present · 1 yr 9 mos

Greater Denver Area

Fractional Executive Services

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Education



Towson University
Bachelor's degree, English Language and Literatu
1987 – 1991



Towson University
Bachelor of Science, English
1987 – 1991

Skills & Endorsements

Product Development · 73



Endorsed by **Henry Unger and 10 others who are highly skilled at this**



Marketing · 47



Endorsed by **Henry Unger and 7 others who are highly skilled at this**



Endorsed by **2 of Mike's colleagues at Po Factory**

Licensing · 43



Endorsed by **Adam Unger and 1 other who is highly skilled at this**



Endorsed by **7 of Mike's colleagues at Ma**

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Recommendations

Received (0)   **Given (9)**

Stuart Bernstein

Senior Operator | CEO | COO | CFO | Startup Consultant

March 7, 2019, Mike was a client of Stuart's

Stuart was committ
of research, brough
the effort to fully U
might even know it
pre-seed/pre-reven

Duncan Stanley

Game Industry Merch Guy - Business Development/Sales & So Much More!

February 5, 2019, Mike managed Duncan directly

Duncan is amazingl
games and pop cult
a client and he cam
he still runs succes
also being indepen

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